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                               August 11, 2022

       Blake Janover
       Chief Executive Officer
       Janover Inc.
       6401 Congress Ave, Ste 250
       Boca Raton, FL 33487

                                                        Re: Janover Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 27,
2022
                                                            CIK No. 0001805526

       Dear Mr. Janover:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Cover Page

   1. We note your response to comment 2. Please revise the cover to include a discussion of any other rights or
interests that Mr. Janover will have as a result of his preferred share ownership that will
supersede the rights and interests of common stock holders. Please disclose that each
share of Series A Preferred Stock is entitled to 10,000 votes on all matters on which common
stock shall be entitled to vote, as applicable.
       The Current Industry Problem and Our Opportunity, page 1

   2. We note your response to comment 5. Please revise the disclosure in the bulleted points
 Blake Janover
FirstName
Janover Inc.LastNameBlake Janover
Comapany
August 11, NameJanover
            2022        Inc.
August
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FirstName LastName
         discussing the current commercial lending industry to state those are your beliefs regarding the industry or substantiate your claims. Please revise the footnote related disclosure in the last paragraph in this section so your registration statement includes all of the information without directing to a third party document that is not an exhibit.
Risk Factors
There is ambiguity in our Simple Agreements for Future Equity, page 34

3. Please further explain the terms of the SAFEs and why you believe the terms are uncertain and ambiguous, so that investors can assess the risk of whether the company will need to repay the purchase amount or issue shares of common stock. Please quantify in the risk factor the number of shares you may need to issue upon consummation of the offering.
Our amended and restated certificate of incorporation and amended and restated bylaws designate a state or federal court, page 36

4. We note your response to our prior comment 9 and reissue in part. The heading to the risk factor seems to indicate that the exclusive forum is a state or federal court located within the State of Delaware, but the risk factor discussion seems to indicate that the Court of
         Chancery for the State of Delaware is the exclusive forum for certain actions, including any "derivative action." Please revise for consistency. Please also clarify if the exclusive forum provision applies to actions arising under the Securities Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suit brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also provide disclosure of the exclusive forum provision under "Description of Securities," at page 74.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
The Fiscal Year Ended December 31, 2021, compared to the Fiscal Year Ended December 31,
2020, page 47

5. We note your response to prior comment 14 in our letter dated May 2, 2022. Please revise your next amendment to classify "Net Income" as "Net Income (Loss)" in the table on page 47 that provides certain selected financial information for the 2021 as compared to
         2020.
Competitive Advantages, page 61

6. We note your response to comment 16. Please expand your discussion as to how your multiple websites work as part of your "top of funnel" universe in your market. If true, clarify that these multiple websites and search engine results are not directing customers to multiple products and services, but rather directing them to types of financings the
 Blake Janover
Janover Inc.
August 11, 2022
Page 3
         lenders you work with offer. Also indicate how you are able to determine that you have
         "used [y]our formula to create multiple websites that perform very well on search engines."
       You may contact David Irving at 202-551-3321 or Michelle Miller at 202-551-3368 if
you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at 202-551-3234 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameBlake Janover                             Sincerely,
Comapany NameJanover Inc.
                                                            Division of
Corporation Finance
August 11, 2022 Page 3                                      Office of Finance
FirstName LastName